

News Release – December 12, 2006

Notification of Trade

TRADING SYMBOL: TORONTO & OSLO: **CRU** FRANKFURT: **KNC** OTC-BB-other: **CRUGF**

LONDON, United Kingdom: December 12, 2006 - Crew Gold Corporation ("Crew" or the "Company") (TSE & OSE: CRU; Frankfurt: KNC; OTC-BB- other: CRUGF.PK.

On December 11, 2006, Hans Christian Qvist, Chairman of Crew bought 200,000 shares at NOK 9.644 by way of a previously announced forward contract, and sold 200,000 shares through a forward contract at NOK 13.25 with maturity April 2, 2007.

Mr. Qvist's exposure after this transaction totals 1,450,000 Crew shares, including common shares, forward contracts and options.

Jan A Vestrum
President & CEO